FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   October, 2002
RIMFIRE MINERALS CORPORATION
700-700 West Pender Street
Vancouver BC Canada V6C 1G8
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Y      Form 40-F   N

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    N      No    Y
If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82



























BC FORM  51-901F

Quarterly Report

Incorporated as part of Schedule A

ISSUER DETAILS:

Name of Issuer - Rimfire Minerals Corporation
Issuer Address - 700 - 700 West Pender Street, Vancouver, BC V6C 1G8 Issuer Telephone Number - (604) 669-6660
Issuer Website - www.rimfireminerals.com
Contact Person - David Caulfield
Contact Position - President
Contact Telephone Number - (604) 669-6660
Contact Email Address - davidc@rimfire.bc.ca
For Quarter Ended - October 31, 2002
Date of Report - December 19, 2002


CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.


Name of Director  David Caulfield
"David Caulfield"
Date Signed   December 19, 2002

Name of Director  Henry Awmack
"Henry Awmack"
Date Signed   December 19, 2002

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Nine months Ended October 31, 2002

Expressed in Canadian Dollars

(Unaudited - prepared by management)

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheet
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

                      October 31,    October 31,    Fiscal Year End
                         2002           2001          January 31,
                                    (Restated)           2002
ASSETS
Current
  Cash                $1,002,060     $  452,805           $  374,568
  Marketable securities
  (Note 3)                43,000         50,000               33,000
  Accounts receivable     32,247         28,840               29,193
  Prepaid expenses        11,669           --                     --
                       1,088,976        531,645              436,761
Capital Assets*
                          18,131         18,765               17,298
Project Deposits
(Note 4)                  25,500           --                   --
Deferred Compensation
Expense (Note 6)          10,880           --                   --
Mineral Properties(Note 5)    --           --                   --
                     $ 1,143,487      $  550,410          $  454,059
LIABILITIES
Current
 Accounts payable
 and accruals                462            2,501             32,980
 Payable to
 related party (Note 7)    ( 235)          26,109             20,275
                             227           28,610             53,255
Deferred compensation
(Note 6)                  10,880               --               --
                          11,107           28,610             53,255
SHAREHOLDERS' EQUITY
Share Capital
(Note 6)               3,895,839        2,739,182          2,747,973
Deficit               (2,765,379)      (2,217,382)        (2,347,169)
Contributed Surplus
(Note 6)                   1,920              --                --
                       1,132,380          521,800            400,804
                     $ 1,143,487       $  550,410         $  454,059

*net of accumulated depreciation ($20,079-Oct'02, $14,747-Oct'01, and $16,343-Jan)
APPROVED BY THE BOARD
"David Caulfield"           "Henry Awmack"
  Director                    Director

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Loss & Deficit
Nine months Ended October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


                   3 months ended                  9 months ended
                     October 31                       October 31
                      2002         2001           2002        2001
Administration
  Revenue
   Interest       $  3,951     $  2,668        $  5,140     $  5,540
   Management fees   9,733         --            14,724         --
                    13,684        2,668          19,864        5,540
  Expense
   Accounting/legal    193        4,779          22,107       37,295
   Depreciation      1,495        1,465           3,736        3,861
   Investor services13,245        5,519          44,311       31,423
   Management       12,197       12,152          44,099       39,981
   Office            4,673        2,848          24,973       19,381
   Rent              8,476        8,266          25,364       26,759
   Salaries/support 16,846       15,432          50,177       46,810
   Telephone/fax       507          556           1,952        1,742
   Travel            9,244        1,991          16,557       10,092
                    66,876       53,008         233,276      217,344
Mineral Property Interests
  Revenue
   Option proceeds   2,000          --           99,678       46,000
  Expense
   Acquisition      68,064       12,193         130,702       60,525
   Exploration      63,828       60,800         164,304      137,543
   Expl.tax credit  (9,188)     (12,471)        (12,530)     (22,044)
                   122,704       60,522         282,476      176,024
Loss before
write-down         173,896      110,862         396,210      341,828
Write down
market. securities  22,000          --           22,000          --
Net Loss           195,896      110,862         418,210      341,828
Deficit,
Beginning of Period
(Note 2)        $2,569,483    2,106,520       2,347,169    1,875,554
Deficit,
End of Period   $2,765,379   $2,217,382      $2,765,379   $2,217,382
Loss Per Share    $ 0.02       $ 0.01          $ 0.04       $ 0.04

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Nine Months Ended October 31, 2002
(Expressed in Canadian Dollars)
 (Unaudited - prepared by management)

                   3 months ended                  9 months ended
                     October 31                       October 31
                      2002         2001           2002        2001
Cash Flows used for Operating Activities
Administration
Cash paid to suppliers
and employees    ($ 31,779)   ($  5,428)      ($250,705)   ($167,307)
Repayment of advances
from related party (67,525)     (20,444)        (32,158)      11,903
Revenue received    13,684        2,668          19,864        5,540

Mineral Property Interests
Acquisition costs   (6,814)      (2,143)        (60,677)     (25,525)
Exploration costs  (63,828)     (60,800)       (164,304)    (137,543)
Option proceeds      2,000          -            67,678       20,000
                  (154,262)     (86,147)       (420,302)    (292,932)

Cash Flows used for Investing Activities
Project deposits   (3,500)          --          (25,500)          --
Purchase of
office equipment   (3,180)       (3,557)         (4,572)      (3,557)
                   (6,680)       (3,557)        (30,072)      (3,557)

Cash Flows From Financing Activities
Issue of common
shares for cash     -               -         1,129,583      386,800
Share issue costs    (190)       (2,345)        (51,717)     (41,324)
                     (190)       (2,345)      1,077,866      345,476

Increase in Cash (161,132)      (92,049)        627,492       48,987
Cash,
Beginning       1,163,192       544,854         374,568      403,818
Cash, End      $1,002,060     $ 452,805      $1,002,060    $ 452,805

Supplemental Information on Non-Cash Transactions
Mineral property
acquisition costs   $  (61,250)   $  (8,750)   $  (70,000)   $  (35,000)
Shares issued for
mineral property        61,250        8,750        70,000        35,000
Marketable securities
received                  --             --       (32,000)      (26,000)
Mineral property
option proceeds           --             --        32,000        26,000
Deferred compensation   (640)            --        (1,920)         --
Stock option             640             --         1,920          --

RIMFIRE MINERALS CORPORATION

Consolidated Changes in Shareholders' Equity
Nine Months Ended October 31, 2002
(Expressed in Canadian Dollars)
 (Unaudited - prepared by management)

                   3 months ended                  9 months ended
                     October 31                       October 31
                      2002         2001           2002        2001
Common Shares (Note 6)
(net of share issue costs)
Opening balance $3,834,779   $2,730,432      $2,747,973   $2,358,706

Private placement   --            --            391,523      234,195
Flow-through shares --            --            100,131       59,481
Share-purchase
warrants            --            --            580,152       51,800
Stock options       --            --              6,250          --
Issued for mineral
properties          61,060        8,750          69,810       35,000

Closing balance  3,895,839    2,739,182       3,895,839    2,739,182

Retained Earnings
Opening balance (2,569,483)  (2,106,520)     (2,347,169)  (1,875,554)
Net loss          (195,896)    (110,862)       (418,210)    (341,828)
Closing balance (2,765,379)  (2,217,382)     (2,765,379)  (2,217,382)

Contributed Surplus
Opening balance      1,280         --               --           --
Share-based
compensation (Note 6)  640         --             1,920          --
Closing balance      1,920         --             1,920          --

Shareholders'
Equity          $1,132,380     $521,800      $1,132,380     $521,800

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Mineral Property Expenditures
Nine Months Ended October 31, 2002
(Expressed in Canadian Dollars)
 (Unaudited - prepared by management)


                Option        Acquisition     Exploration   Exploration
               Proceeds          Costs           Costs       Tax Credit

Adam   $         --     $         2,854   $    50,001   $      (9,951)
William's Gold (10,000)          76,270         4,164            (817)
Fer / Lin        --               4,410           110             --
RDN            (25,000)           3,494         5,673          (1,102)
Thorn          (47,000)          34,517         2,238            (433)
Tide            (2,000)           3,835         1,297            (227)
Alaska         (15,678)           2,237           390              --
Other             --              3,085       100,431              --
Total        $ (99,678)        $130,702      $164,304        $ (12,530)


Cumulative Net Mineral Property Costs since Inception
                        January 31         Current     October 31
                           2002                            2002
Adam                 $       --        $    42,904   $    42,904
William's Gold           93,605             69,617       163,222
Fer / Lin                87,417              4,520        91,937
RDN                     839,885            (16,935)      822,950
Thorn                   328,558            (10,678)      317,880
Tide                     32,002              2,905        34,907
Alaska                   12,084            (13,051)         (967)
Other                       -              103,516       103,516
Total                $1,393,551         $  182,798    $1,576,349

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


1.   SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company's wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

Marketable Securities

Marketable securities are recorded at cost and written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

  Computer software   100%
  Computer equipment   30%
  Office equipment and furniture   20%

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company's property ownership and rights to property ownership are described in Note 5.

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred (Note 2) and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

The company retroactively adopted this method of accounting for its mineral properties as of January 31, 2002 (Note 2).

Share-based Compensation

The Company applies the intrinsic value based method to account for share-based compensation issued to employees or directors, whereby compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, no compensation expense has been recognized. Stock options granted to employees after January 2002 will require additional disclosures for options, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. There were no stock options granted to employees after January 31, 2002.

Where shares or options to purchase shares are issued to non-employees in return for goods or services, the fair value of those options issued are recognized as an expense in the period in which the goods or services are received or the period when the options become freely exercisable and amortized over the period when goods or services are expected to be received. The consideration received on the exercise of share options is credited to share capital.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as receivable as it incurs the related exploration expenditures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.   RESTATEMENT

On January 31, 2002 the Company decided to adopt the method of accounting for its mineral property interests described in Note 1. The company had previously accounted for its mineral property interests whereby costs relative to the acquisition, exploration and development of these interests were capitalized by property. All sales and option proceeds received were first credited against the costs of the related property, with any excess credited to earnings. No Page 10

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


2.   RESTATEMENT (continued)

gains or losses were recognized on the partial sale or dispositions of properties except in circumstances, which result in significant dispositions of reserves. Once commercial production had commenced, these net costs were to be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties were charged to earnings.

The Company restated its previously reported financial statements as follows:

                                                    3 months      9 months
                                                    October 31   October 31
                                                       2001         2001

     Mineral property interests decreased by      $(1,375,138)   $(1,375,138)
     Deficit increased by                           1,375,138      1,375,138
     Net loss increased by                             45,978        115,480
     Loss per share increased by                       $ -             $0.01

3.   MARKETABLE SECURITIES

                                                      2002            2001
  Blackstone Ventures Inc. - 20,000 shares       $   6,000       $   6,000
  First Au Strategies Corp. - 100,000 shares        32,000             --
  Hyder Gold Inc. - 150,000 shares                  18,000          18,000
  Western Keltic Mines Inc. - 200,000 shares        52,000          52,000
                                                   108,000          76,000
  Less write-down to estimated market value        (65,000)        (26,000)
                                                  $ 43,000        $ 50,000

The estimated market value of the marketable securities at October 31, 2002 was $42,700.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


4.   PROJECT DEPOSITS

The project deposits represents term deposits in favour of regulatory authorities held as a site restoration deposits. During the quarter, a reclamation bond in the amount of $3,500 was established for the Tide property to cover the costs of a planned exploration program. Earlier this year, a reclamation bond in the amount of $9,600 was established for the Thorn property to cover the costs associated with the drilling program completed in October. The $12,400 bond for the RDN property is still in effect though the planned reclamation has taken place. The government released the funds subsequent to the end of the quarter.

5.   MINERAL PROPERTY INTERESTS
                                                   2002           2001
  Acquisition costs                            $  130,702   $    60,525
  Aircraft and helicopter charters                 39,601        14,238
  Camp and support                                 11,236        13,188
  Chemical analysis                                 6,219         5,104
  Drafting                                          2,315         9,271
  Equipment and vehicle rentals                      --           5,714
  Freight                                           1,562         1,672
  Materials and supplies                              960           504
  Maps and reproduction                             4,330         7,132
  Professional fees                                71,299        60,872
  Project management                               17,083        11,865
  Recording and filing fees                          --           2,719
  Travel                                            9,699         5,264
                                                  164,304       137,543
  Exploration tax credits                         (12,530)      (22,044)
                                                  282,476       176,024

   Option Proceeds                                (99,678)      (46,000)

Cumulative Net Expenditures, Beginning          1,493,984     1,314,631
Cumulative Net Expenditures, End of Period    $ 1,676,782   $ 1,444,655

The analysis of these expenditures by mineral property is reported in the Statements of Mineral Property Expenditures. The company's mineral property commitments are:

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


5.   MINERAL PROPERTY INTERESTS (continued)

RDN Claims, British Columbia
On July 31, 1997, the company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The company may purchase one-half of the net smelter royalty for $666,666.

On June 1, 2001 the company granted Newmont Exploration of Canada Limited ("Newmont") an option to earn a 51% interest in the RDN claims. This option agreement was terminated on December 19, 2001 and the Company retains a 100% interest in the RDN Property, subject to a 1.34% NSR.

On April 23, 2002, the company signed a Mining Joint Venture Agreement with Homestake Canada Inc. ("Homestake"), which provided that Homestake can earn a 75% interest in the property on completion of the following:
Incur exploration expenditures of
 . not less than $300,000 during 2002
 . not less than an aggregate of $1,500,000 on or before December 31, 2005
Cash payments of:
 . $25,000 upon execution of the agreement (received)
 . $25,000 on or before December 31,2002 and of each year thereafter until
    Homestake has earned the 75% interest.
Upon vesting and prior to a positive decision to mine, Homestake shall continue to fund exploration at a minimum level of $500,000 per year or make payments to the Company of $50,000 per year. Until the positive decision to mine, the Company will not be obligated to contribute to the funding of the exploration of the property.

FER and LIN Claims, Yukon
Under an agreement with Boliden Limited ("Boliden") dated July 1, 1998, as amended October 28, 1999 and October 11, 2001 the company acquired an option to earn up to an 85% interest in the FER and LIN claims. The company has acquired a 51% interest in the claims and can elect to earn an additional 34% interest, for an aggregate 85% undivided interest, as follows:
 . Incur cumulative exploration expenditures of $200,000 by December 31, 2003 to earn a 60% interest
 . Incur cumulative exploration expenditures of $1,000,000 by December 31, 2005 to earn an 80% interest
 . Incur cumulative exploration expenditures of $1,500,000 by December 31, 2006 to earn an 85% interest

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


5.   MINERAL PROPERTY INTERESTS (continued)
FER and LIN Claims, Yukon (continued)
 . Pay Boliden $50,000 in cash or the equivalent value in common shares of the company upon completion of the second option (or upon vesting of an 85% interest) When the company earns an 85% interest, the company and Boliden will enter into a joint venture for the further development of the claims. If either party's interest subsequently decreases to below 7.5%, that party's interest will be automatically converted to a net smelter royalty return interest of 2%.

Thorn Property, British Columbia
On March 1, 2001 the company entered into an option agreement with Kohima Pacific Gold Corp. to acquire a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The company will earn its interest on completion of the following:
Cash payments of:
.. $15,000 upon signing (paid)
.. $15,000 on December 1, 2000 (paid)
.. $10,000 on March 1, 2001 (paid)
.. $15,000 on March 1, 2002 (paid)
.. $25,000 on March 1, 2003
.. $50,000 on March 1, 2004
.. $100,000 on March 1, 2005
Exploration expenditures of $50,000 by March 1, 2002 (completed)
Share issues of:
.. 50,000 common shares upon signing (issued)
.. 50,000 common shares on March 1, 2001 (issued)
.. 25,000 common shares on September 1, 2001 (issued)
.. 25,000 common shares on March 1, 2002 (issued)
.. 25,000 common shares on September 1, 2002 (issued)
.. 25,000 common shares on March 1, 2003

The company will issue an additional 200,000 shares upon commencement of commercial production from the property. The company can purchase 2% of the net smelter return for $3,000,000.

On March 1, 2002, the company signed an option agreement with First Au Strategies Corporation ("First Au"), which provides that First Au can earn a 51% interest in the property on completion of the following:
Incur expenditures of
.. not less than $300,000 on or before the first anniversary (completed)
.. not less than an aggregate of $700,000 on or before the second anniversary .. not less than an additional $500,000 on or before the third anniversary

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


5.   MINERAL PROPERTY INTERESTS (continued)
Thorn Property, British Columbia (continued)
Cash payments of:
..  $15,000 upon regulatory approval of the agreement (received)
.. $25,000 on or before the first anniversary
.. $50,000 on or before the second anniversary
.. $100,000 on or before the third anniversary
Issue to the Company
.. 100,000 common shares of First Au upon regulatory approval (received) .. 50,000 common shares of First Au on or before the first anniversary .. 50,000 common shares of First Au on or before the second anniversary .. 50,000 common shares of First Au on or before the third anniversary

Upon exercising the option, First Au will be deemed to have earned a 51% undivided interest in the Property and the parties will enter into a formal joint venture agreement for further development of the property.

William's Gold (formerly Bill) Property, British Columbia
On May 17, 2001 the company entered into an option agreement with Lorne Warren and John Mirko to acquire a 100% interest in the BT claim (part of the William's Gold mineral property), subject to a 2.5% net smelter return. On June 25, 2002, the company entered into an agreement to purchase 100% of John Mirko's interest in the William's Gold Property upon issuing 75,000 common shares. The shares were issued August 30, 2002. The company will earn the remaining 50% interest on completion of the following:
Cash payments of:
.. $10,000 upon signing (paid)
.. $15,000 on May 1, 2002 (paid)
.. $12,500 on May 1, 2003
.. $20,000 on May 1, 2004
Share issues of:
.. 25,000 common shares upon signing (issued)
.. 25,000 common shares on December 31, 2001 (issued)
.. 25,000 common shares on December 31, 2002
.. 25,000 common shares on December 31, 2003
.. 25,000 common shares on December 31, 2004

The company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The company can purchase 1.5% of the net smelter return for $2,000,000.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


5.   MINERAL PROPERTY INTERESTS (continued)
William's Gold Property, British Columbia  (continued)

On June 13, 2002, the company signed a letter of agreement with Stikine Gold Corporation ("Stikine"), which provides that Stikine can earn a 70% interest in the property on completion of the following:
Incur expenditures of:
.. not less than $125,000 on or before June 15, 2003
.. not less than an additional $300,000 on or before June 15, 2004
.. not less than an additional $350,000 on or before June 15, 2005
.. not less than an additional $725,000 on or before June 15, 2006
Issue to the company:
.. 100,000 common shares of Stikine on or before June 15, 2003
.. 100,000 common shares of Stikine on or before June 15, 2004
.. $50,000 or the equivalent in common shares of Stikine on or before June 15,
   2005
.. $50,000 or the equivalent in common shares of Stikine on or before June 15,
   2006
Cash payments of:
.. $10,000 upon signing of the agreement (received)
.. $25,000 on or before May 1, 2003
.. $40,000 on or before May 1, 2004

Upon Stikine earning a 70% undivided interest in the Property, Stikine will annually expend $500,000 in exploration or engineering expenditures on the Property. Stikine may elect to make a cash payment of $50,000, or equivalent Stikine share issuance in lieu of the $500,000 expenditure.

Tide Property, British Columbia
On July 10, 2001 the company purchased the Tide mineral property from Newmont Canada Limited for a total cash expenditure of $10, with an underlying agreement to give Newmont Canada Limited a 3 year right of first refusal to re-acquire an interest in the property if the company decides to assign, transfer for dispose of its interest to a third party and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


5.   MINERAL PROPERTY INTERESTS (continued)
Tide Property, British Columbia (continued)

On October 28, 2002, the company signed a property option agreement with Plutonic Capital Corp. ("Plutonic"), which provides that Plutonic can earn a 51% interest in the property on completion of the following:
Cash payments of:
.. $2,000 upon signing of the agreement (received)
.. $13,000 upon regulatory approval
.. $15,000 on or before July 24, 2003
.. $25,000 on or before July 24, 2004
.. $35,000 on or before July 24, 2005
.. $40,000 on or before July 24, 2006
Issue to the company:
.. 50,000 common shares of Plutonic on or before July 24, 2003 or payment of
  $20,000 at the election of Plutonic
.. 50,000 common shares of Plutonic on or before July 24, 2004 or payment of
  $35,000 at the election of Plutonic
.. 50,000 common shares of Plutonic on or before July 24, 2005 or payment of
  $60,000 at the election of Plutonic
.. 50,000 common shares of Plutonic on or before July 24, 2006 or payment of
  $85,000 at the election of Plutonic
Incur expenditures of:
.. not less than $185,000 on or before July 24, 2003
.. not less than an additional $250,000 on or before July 24, 2004
.. not less than an additional $400,000 on or before July 24, 2005
.. not less than an additional $600,000 on or before July 24, 2006

Newmont has waived their right of first refusal on this transaction.

Adam Property, British Columbia

In early April, the Company acquired the Adam Property by staking 3 claims comprising 60 units. The company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing after April 2003.

ER-Ogo-Fire claims, Alaska

The company, through Rimfire Alaska, Ltd., holds a 100% interest in the ER-Ogo-Fire claims. Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the Eagle property.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


5.   MINERAL PROPERTY INTERESTS (continued)
ER-Ogo-Fire claims, Alaska (continued)

Initially, Anglogold may earn a 50% interest in the property by:
incurring expenditures totaling $400,000 (US Dollars) as follows:
.. no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
.. an additional $50,000 on or before January 30, 2004
.. an additional $75,000 on or before January 30, 2005, and
.. the difference between all earn-in exploration expenses and the $400,000 total requirement on or before January 30, 2006.
making cash payments of not less than an aggregate $100,000 (US Dollars) as follows:
.. $5,000 on or before January 30, 2002 (received)
.. $5,000 on or before January 30, 2003
.. $15,000 on or before January 30, 2004
.. $25,000 on or before January 30, 2005; and
.. $50,000 on or before January 30, 2006.
Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Eagle Claims, Alaska

Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the Eagle property.

Initially, Anglogold may earn a 50% interest in the property by:
incurring expenditures totaling $400,000 (US Dollars) as follows:
.. no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
.. an additional $50,000 on or before January 30, 2004
.. an additional $75,000 on or before January 30, 2005, and
.. the difference between all earn-in exploration expenses and the $400,000 total requirement on or before January 30, 2006.
making cash payments of not less than an aggregate $100,000 (US Dollars) as follows:
.. $5,000 on or before January 30, 2002 (received)
.. $5,000 on or before January 30, 2003
.. $15,000 on or before January 30, 2004
.. $25,000 on or before January 30, 2005; and
.. $50,000 on or before January 30, 2006.
Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


5.   MINERAL PROPERTY INTERESTS (continued)
California, Surf, Central Creek and Big Bend claims, Alaska

The company, through Rimfire Alaska Inc., holds a 30% joint venture interest in these properties, subject to an underlying 2% net smelter royalty on the Central Creek and Big Bend claims. The company has granted Western Keltic Mines Inc. a second option to increase its interest from 70% to 80% for the following consideration:
Issuing an additional 200,000 common shares as follows:
.. 100,000 shares on or before January 31, 2002 (received)
.. 100,000 shares on or before December 31, 2002
Incurring an additional $1,500,000 in exploration expenditures on or before December 31, 2003.

In addition, Western Keltic Mines Inc. will pay the company's portion of the first $2,000,000 of joint venture expenditures after earning its 80% interest in the properties.

6.   SHARE CAPITAL

Authorized
  100,000,000 common shares without par value

Issued and fully paid                    2002                  2001
                              Number of                Number of
                               Shares        Amount     Shares        Amount
January 31                     9,453,288   $2,747,973   7,936,288   $ 2,358,706
Issued for cash
  Common shares, net of
  share issue costs of
  $51,717 ('02), $41,323('01)  2,706,333    1,078,056   1,392,000       345,476
Issued for mineral properties    125,000       69,810     100,000        35,000

October 31                    12,284,621  $ 3,895,839   9,428,288   $ 2,739,182

 The following options and warrants to purchase shares were outstanding as at October 31, 2002:
                              Number of   Issue Price
Description                     Shares     Per Share       Expiry Dates

Directors' options              600,000     $0.25           March 2, 2006
Employee's options              100,000     $0.25           March 2, 2006
Officer's options                20,000     $0.35       February 22, 2007
Share purchase warrants       1,100,000     $0.40             May 1, 2003
Share purchase warrants         170,000     $0.75            July 3, 2003
Share purchase warrants          75,000     $0.45           July 17, 2003
Share purchase warrants       1,100,000     $0.45          April 15, 2004
Page 19

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


6.   SHARE CAPITAL (continued)

The 20,000 officer's options, granted on February 22, 2002 and expiring on February 22, 2007, were given shareholder approval at the Annual General Meeting held June 28, 2002. The fair value of these options was calculated using the Black-Scholes option pricing model with the following assumptions:
Volatility:   213%
Risk-free interest rate    3.38%
Expected life   5 years

7.   RELATED PARTY

The company's mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company. Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as "Payable to Related Party". Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by that company to unrelated third parties. On October 31, 2002 there was an advance payment outstanding to Equity Engineering Ltd. resulting in a negative net payable to related parties.

8.   FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.


9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") are:

(1)   Share-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". As permitted by the statement, the company has elected to continue measuring share-based compensation costs for employees using the intrinsic value based method of accounting.




Page 20

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(1)   Share-based compensation (continued)

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

Stock options granted to non-employees for services rendered to the company are required to be accounted for based on the fair value of the services provided or the consideration issued. As the company has used the fair value method to account for options granted to non-employees during the periods presented, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(2)   Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders. The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

 (3)   Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(4)   Reconciliation
The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

(i)   Shareholders' Equity         October 31      October 31      January 31
                                       2002           2001            2002
Shareholders' equity
under Canadian GAAP                 $1,132,380   $   521,800        $400,804
Add (deduct)
   Deferred income tax liability       (62,425)      (54,925)        (62,425)
Shareholders' equity
 under U.S. GAAP                  $  1,069,955  $    466,875      $  338,379
Page 21

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
 (4)   Reconciliation (continued)

(iii)   Net Loss                           3 months          9 months
                                    ended October 31      ended October 31
                                   2002         2001         2002        2001
Weighted average number of shares
   Under Canadian GAAP          12,252,556   9,420,679   11,168,154   8,857,372
   Escrow shares                   397,365     570,675      397,365     570,675
   Under U.S. GAAP              11,855,191   8,850,004   10,770,789   8,286,697

Loss Per Share - U.S. GAAP         $0.01        $0.01        $0.04       $0.04

10.   ENVIRONMENTAL

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration to be incurred for existing mineral property interests is uncertain.



























BC FORM 51-901F

Quarterly Report

Incorporated as part of Schedules B & C

ISSUER DETAILS:

Name of Issuer - Rimfire Minerals Corporation
Issuer Address - 700 - 700 West Pender Street, Vancouver, BC V6C 1G8 Issuer Telephone Number - (604) 669-6660
Issuer Website - www.rimfireminerals.com
Contact Person - David Caulfield
Contact Position - President
Contact Telephone Number - (604) 669-6660
Contact Email Address - davidc@rimfire.bc.ca
For Quarter Ended - October 31, 2002
Date of Report - December 19, 2002


CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedules A and Schedules B & C.


Name of Director David Caulfield

"David Caulfield"
Date Signed    December 19, 2002

Name of Director Henry Awmack

"Henry Awmack"
Date Signed   December 19, 2002













Form 51-901F
Schedule B
Page 1

RIMFIRE MINERALS CORPORATION

Report to Shareholders
October 31, 2002
(Unaudited - prepared by management)


1.   EXPLORATION EXPENSES
Exploration expenditures during the three months ended October 31, 2002:
(year to date figures also in Note 5 to Schedule A)
                                              2002
Acquisition costs                          $ 62,638
 Aircraft and helicopter charters            12,243
 Camp and support                             6,179
 Chemical analysis                            4,783
 Drafting                                     1,514
 Freight                                        867
 Materials and supplies                         655
 Maps and reproduction                          779
 Professional fees                           24,570
 Project management                           6,380
 Travel                                       5,858
                                             63,828
 Exploration tax credits                     (9,188)
                                             54,640

   Option Proceeds                          ( 2,000)

GENERAL AND ADMINISTRATIVE EXPENSES
during the three months ended October 31, 2002:

Accounting and legal                           193
Depreciation                                 1,495
Investor services                           13,245
Management services                         12,197
Office                                       4,673
Rent                                         8,476
Salaries and support services               16,846
Telephone and fax                              507
Travel and entertainment                     9,244
                                            66,876












Form 51-901F
Schedule B
Page 2

RIMFIRE MINERALS CORPORATION

3(a)
Securities Issued During Three Months Ended October 31, 2002

Date                 Type   Number   Price   Proceeds     Consideration
August 28, 2002    Common   25,000   $0.35   $ 8,750     Mineral Property
August 30, 2002    Common   75,000   $0.70   $52,500     Mineral Property

Total                      100,000           $61,250

3(b)
Options granted during three months ended October 31, 2002

Date   Optionee   Number     Price       Expiry Date
   Nil

5
Directors


David Caulfield, President and Director

Henry Awmack, Director

Mark Baknes, Director

Jack Miller, Director

Gary Paulson, Director























Form 51-901F
Schedule C
Page 1

RIMFIRE MINERALS CORPORATION
Report to Shareholders

During the third quarter, active exploration was ongoing at six of the Company's projects in Alaska and British Columbia. The Company also completed a letter of agreement on the Tide old-Silver Project in northwestern British Columbia. Rimfire was notified by the Securities and Exchange Commission (SEC) of the United States that the Company's 20F registration had been accepted.

Barrick Gold Corporation drilled 1072 metres in eight holes at the Jungle Anomaly on the Company's RDN property in northwest B.C. Difficult drilling conditions were encountered and six of the eight holes were abandoned. The remaining two holes ended above the target horizon. The remainder of the field program focussed on further surface work, the results of which are still pending. Drilling is anticipated to recommence in 2003 after the new surface work has been integrated and a new drilling strategy is implemented. Barrick, the project operator, is earning a 75% interest by funding $1.5 million in exploration expenditures.

Exploration partner, AngloGold (U.S.A) Ltd., completed auger soil sampling on the ER-Ogo-Fire and Eagle properties in east-central Alaska. A large gold (>25 ppb) anomaly, measuring 1500 metres in length and 300 metres in width, was outlined on the ER claims on the ER-Ogo-Fire property. The area between the ER anomaly and two anomalous contour soil lines, two kilometres to the north, on the Ogo-Fire claims remains largely untested. Two small grid areas were auger soil sampled on the Eagle property, targeting the intrusive-gneiss contact east of the grid sampled in 1999 by a previous operator. The new sampling adds over a kilometre to the soil anomaly defined in 1999. The auger sampling technique has proven to be effective in penetrating the loess, or wind-born silt, cover to obtain a better quality sample. AngloGold can earn up to a 70% interest in the two properties by conducting US$900,000 in exploration expenditures per property. The properties are located in the Goodpaster District of Alaska, in the vicinity of TeckCominco/Sumitomo's Pogo Gold Deposit (5.5 million oz at 0.55 oz/ton). Subsequent to the end of the quarter, Rimfire was notified by AngloGold of their intention to continue exploration, including drilling, at both properties in 2003.

A work program was completed at the William's Gold Property (formerly the Bill Property), under option to Stikine Gold Company. Stikine Gold is earning a 70% interest by funding $1.5 million in exploration expenditures over four years. Their first year commitment consisted of a 3-D Induced Polarization (IP) geophysical survey in preparation for drilling in 2003. Results of the survey are pending.

In October, the Company announced that Plutonic Capital Corp. agreed to terms of an option agreement to earn a 51% interest in the Tide gold-silver property located in northwest B.C. Plutonic can earn its interest by funding $1.435 million over four years. No work was conducted on the Tide property in 2002. Work by the Company in 2001 resulted in the discovery of angular massive sulphide float associated with Arrow Fault Zone. The proposed 2003 field program includes drilling of the Arrow Zone and other targets on the property.


Form 51-901F
Schedule C
Page 2

RIMFIRE MINERALS CORPORATION
Report to Shareholders (continued)

Initial drilling was undertaken on the Company's Thorn property, located in northwest B.C. Two holes each were targeted at the Tamdhu and I Zone veins. Significant intercepts at each include 2.3 metres of 99 g/t silver and 3.5 g/t gold at the I Zone and 1.65 metres of 454 g/t silver, 3.05 g/t gold and 3.65% copper at the Tamdhu Zone. Three holes were targeted at the newly discovered, Oban Breccia Zone. All three holes intersected pyritic breccia with elevated silver, gold, lead and zinc values. However, the high grade mineralization found on surface remains to be discovered through drilling. Prospecting was conducted in conjunction with the drilling with highlights including the discovery of a new silver-gold-copper vein, the Glenlivet, north of the Oban Breccia. One grab sample from the new discovery assayed 2580 g/t silver,
20.39 g/t gold and 23.9% copper. First Au Strategies Corp. funded the exploration work on the Thorn property as part of their option to earn a 51% interest in the property by spending $1.2 million over 3 years.

During the quarter, the Company finalized an agreement to purchase 50% of the underlying vendors' interest in the William's Gold property by issuing 75,000 shares to one of the vendors. As of October 31, the company had 12,284,621 shares outstanding and over $1 million in working capital. Some of the outstanding share purchase warrants are priced very close to market price. 25,000 were exercised subsequent to the end of the quarter and more may be exercised prior to the end of the fiscal year.

The Company's administration expenses for the nine months ending October 31, 2002 are similar to those of the previous year. Management revenue represents the Company's management fee for the Thorn exploration program conducted on behalf of First Au Strategies. Office and salary expense has gradually increased over the past year due to the additional time and resources required to administer joint venture programs and agreements. Investor services expenses are significantly higher during the current quarter than during the comparable period last year. The Company had a trade show booth at the New York Gold Show in September and attended the New Orleans Investor Forum in November, resulting in a related increase in travel and entertainment expenses. The Company attended Yukon Geoscience Forum to expand the development of contacts within the grass-roots prospecting community. In future years, these contacts will be essential to continuing the strategy of identifying early stage projects that can develop into world-class assets. The Company has sufficient working capital to carry out its strategy of identifying and acquiring early-stage exploration properties and finding joint venture partners to fund their exploration, for the current and the next fiscal year. The following table shows the financings conducted this fiscal year and the disposition of the funds.

Date of Financing     Funds                Purpose       Expenditures to date
                     Raised                            for the stated purpose
April 15, 2002      $440,000    Working capital,           $202,994    (46%)
                                project generation

July 3, 2002        $102,000    Flow-through for          $ 39,334   (39%)
                                BC projects

Form 51-901F
Schedule C
Page 3

RIMFIRE MINERALS CORPORATION
Report to Shareholders (continued)


For more detail on Rimfire's activities, please check out our website at www.rimfireminerals.com or call Jason Weber, Manager of Corporate
Communications, or myself at 604-669-6660.

On behalf of the Board of Directors:


"David A. Caulfield"
David A. Caulfield
President and CEO
December 19, 2002   Vancouver, B.C.



















































Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:   DAVID A. CAULFIELD
      DAVID A. CAULFIELD
      PRESIDENT





Date   December 19, 2002